EXHIBIT 99.1

Washington Metropolitan Area Transit Authority selects Hensel Phelps-Stantec design-build team for new rail facility

Heavy repair and overhaul facility to improve efficiency of railcar maintenance and operations for the second busiest rapid transit system in the United States

EDMONTON, Alberta and NEW YORK, Feb. 23, 2021 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

The Washington Metropolitan Area Transit Authority (WMATA) has selected the design-build team of Hensel Phelps and Stantec to design and deliver the WMATA Rail Heavy Repair and Overhaul (HRO) Facility, located in Prince George’s County, Maryland. The approximately US$225 million project will support WMATA’s goals for greater efficiency and a new process for railcar maintenance, repairs, and overall operations.

With the second busiest rapid transit system in the United States, averaging over 625,000 daily rail users in 2019, the upgraded facility will advance WMATA’s goals for an improved transit experience as transportation authorities across the nation prepare for an ensuing rebound in ridership following the COVID-19 pandemic. In support of WMATA’s objectives, the Hensel Phelps-Stantec team will provide design, construction, testing, and commissioning services to deliver an innovative and sustainable project as well as a master plan to accommodate future growth.

The HRO Facility will serve Metrorail vehicles and car track equipment maintenance with service bays for 40 rail cars, a rail car truck shop, and storage tracks to accommodate up to 24 rail cars. The project will also include a new rail connection from the project site to the Metrorail Orange Line. The project is scheduled for completion in the fourth quarter of 2024.

Advancing WMATA’s mission for a more sustainable future, the design team will also integrate green design features with a goal for the facility to meet LEED Platinum certification. Project priorities include water demand reduction, significant daylighting for train repair and office operations, energy use reduction, innovative stormwater management practices, and optimized indoor environmental quality.

“This new facility will support an enhanced model for maintenance and repairs that will contribute to WMATA’s objectives for a safer and more efficient system,” said Ken Anderson, transit sector leader for Stantec’s Buildings practice. “By integrating sustainability and resiliency with advanced functionality and high-quality spatial design, WMATA is positioned to have one of the most unique transit facilities in the country.”

Optimizing mass transit

The Hensel Phelps-Stantec team has designed and constructed over 500 mass transit projects for over 180 transit authorities across North America, including the two largest transportation authorities in the United States. Hensel Phelps has constructed over US$800 million worth of projects for WMATA, including the MWAA Dulles Railyard & Maintenance Facility and the New Carrollton Shop & Inspection Yard.

Stantec’s extensive work with North America’s leading transit authorities has involved expanding networks, increasing support infrastructure, and upgrading maintenance and storage capabilities. Recent project experience includes the Sound Transit Operations and Maintenance Facility East, in Bellevue, Washington; the LA Metro Division 14 Light Rail Operations & Maintenance Facility, in Santa Monica, California; and the Whitby Rail Maintenance Facility, in Ontario, Canada.

Stantec’s scope of work for this WMATA project includes architecture, rail engineering, sustainability consulting, industrial equipment design, and systems integration.

About Hensel Phelps
Founded in 1937, Hensel Phelps specializes in building development, construction and facility services. As one of the largest employee-owned general contractors in the United States, Hensel Phelps employs more than 3,500 employees in eight district offices across the nation and our corporate headquarters in Greeley, Colorado. Hensel Phelps serves a range of market sectors including commercial, transportation, government, aviation and mission critical facilities. More than anything, Hensel Phelps is driven to deliver EXCELLENCE in all we do. This vision plus our core values of ownership, integrity, builder, diversity and community, provide the blueprint of how we’ve become the best builder in America—and how we’ll thrive far into the future.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For more information about Stantec’s response to COVID-19, visit Responding to COVID-19.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contacts	Investor Relations Contact
Danny Craig	Tom McMillan
Stantec Media Relations	Stantec Investor Relations
Ph: 949-923-6085	Ph: 780-917-8159
danny.craig@stantec.com	tom.mcmillan@stantec.com

Kayli V. Lewis
Hensel Phelps Media Relations
Ph: 703-720-4900
KLewis@henselphelps.com

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Design with community in mind